Exhibit (g)(28)

CUSTODIAN AGREEMENT SUPPLEMENT

(SAM Sustainable Themes Fund of The RBB Fund, Inc.)

This supplemental agreement is entered into this 1st day of April, 2009 by and between THE RBB FUND, INC. (the “Fund”) and PFPC Trust Company (“PFPC Trust”).

The Fund is a corporation organized under the laws of the State of Maryland and is an open-end management investment company. The Fund and PFPC Trust have entered into a Custodian Agreement, dated as of August 16, 1988 (as from time to time amended and supplemented, the “Custodian Agreement”), pursuant to which PFPC Trust has undertaken to act as custodian for the Fund with respect to the portfolios of the Fund, as more fully set forth therein. Certain capitalized terms used without definition in this Custodian Agreement Supplement have the meaning specified in the Custodian Agreement.

The Fund agrees with the Custodian as follows:

1.	Adoption of Custodian Agreement. The Custodian Agreement is hereby adopted for SAM Sustainable Themes Fund (the “Portfolio”).

2.	Compensation. As compensation for the services rendered by the Custodian during the term of the Custodian Agreement, the Fund will pay to the Custodian, with respect to the Portfolio, monthly fees as shall be agreed to from time to time by the Fund and PFPC Trust.

3.	Counterparts. This Supplement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have entered into this Supplement, intending to be legally bound hereby, as of the date and year first above written.

THE RBB FUND, INC.		PFPC TRUST COMPANY

By:	/s/ Edward J. Roach	By:	/s/ Edward A. Smith, III
Name:	The RBB Fund, Inc.	Name:	Edward A. Smith, III
Title:	Edward J. Roach	Title:	Vice President and Senior Director
President & Treasurer